Advanced Photonix, Inc.
2925 Boardwalk
Ann Arbor, MI 48104

December 23, 2010

VIA EDGAR
Martin James
Assistant Director (Acting), Electronics and Machinery
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Advanced Photonix, Inc. Registration Statement on Form S-3 File No. 333-170607 Application for Withdrawal of Registration Statement

Dear Mr. James:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Advanced Photonix, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-3 (File No. 333-170607), together with all exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2010 (the “Registration Statement”).

     The Company requests withdrawal of the Registration Statement because it has now determined that it may not meet the conditions to use Form S-3 set forth in General Instruction 1A(3)(b). The Company believes the withdrawal to be consistent with the public interest and the protection of investors and hereby confirms that (i) the Registration Statement has not been declared effective, and (ii) that none of the Company’s securities have been sold pursuant to the Registration Statement.

     The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

     If you have any questions or require any additional information regarding the foregoing, please contact our counsel Landey Strongin at Dornbush Schaeffer Strongin & Venaglia, LLP, at (212) 759-3300. Please forward a copy of the order withdrawing the Registration Statement to Mr. Strongin via facsimile at (212) 753-7673 or via email at strongin@dssvlaw.com.

Very truly yours,

ADVANCED PHOTONIX, INC.

By: \s\ Richard D. Kurtz
Name:	Richard D. Kurtz
Title:	Chairman, Chief Executive Officer, President
and Director